SunCoke Energy Partners, L.P.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

August 25, 2014

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Melissa N. Rocha

Senior Assistant Chief Accountant

Re:	SunCoke Energy Partners, L.P.

Form 10-K for the Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Period Ended June 30, 2014

Filed July 29, 2014

Response dated August 5, 2014

File No. 1-35782

Dear Ms. Rocha:

This letter contains the responses of SunCoke Energy Partners, L.P. (the “Registrant”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 13, 2014 regarding the above-referenced filing.

For your convenience, the Staff’s comment has been repeated below in its entirety, with the Registrant’s response set out immediately underneath it. Capitalized terms used, but not otherwise defined, in this letter are intended to have the respective meanings ascribed to such terms in the above-referenced filing.

Form 10-Q for the Period Ended June 30, 2014

Notes to the Financial Statements

Note 2. Acquisition, page 6

Securities and Exchange Commission

August 25, 2014

1.	Please disclose how you accounted for the acquisition of an additional 33% interest in the Haverhill and Middletown cokemaking facilities. Please disclose the impact of this acquisition on your financial statements, including how it is reflected on your statements of cash flows and statement of equity. Please also provide the disclosures required by ASC 810-10-50-1A(d). Please show us in your supplemental response what the revisions in future filings will look like.

Response: The Registrant acknowledges the Staff’s comment and, beginning with its Quarterly Report on Form 10-Q for the Period Ending September 30, 2014 (“Third Quarter Form 10-Q”), the Registrant will include the requested disclosure, including that required by ASC 810-10-50-1A(d), in the notes to the Registrant’s combined and consolidated financial statements. Below is the proposed form of disclosure to be included in the Registrant’s Third Quarter Form 10-Q and future filings:

On May 9, 2014,the Partnership completed the acquisition of an additional 33.0 percent interest in the Haverhill and Middletown cokemaking facilities for total consideration of $365.0 million (the “Drop-Down”). The terms of the contribution agreement and the acquisition of the additional interest in Haverhill and Middletown were approved by the conflicts committee of our general partner’s Board of Directors, which consists entirely of independent directors.

The results of the Haverhill and Middletown operations are consolidated in the Partnership’s Combined and Consolidated Financial Statements for all periods presented and any interest in the Haverhill and Middletown operations retained by Sun Coal & Coke, a subsidiary of SunCoke, is recorded as a non-controlling interest of the Partnership. Sun Coal & Coke retained a 35.0 percent interest in Haverhill and Middletown prior to the Drop-Down and a 2.0 percent interest in Haverhill and Middletown subsequent to the Drop-Down.

The Partnership accounted for the Drop-Down as an equity transaction, which resulted in a $171.3 million reduction to non-controlling interest for the additional 33.0 percent interest acquired by the Partnership. Partnership equity was decreased for the difference between the consideration discussed below and the $171.3 million of non-controlling interest acquired. Total consideration for the Drop-Down included $3.4 million of cash to SunCoke, 2.7 million common units totaling $80.0 million issued to SunCoke and $3.3 million of general partner interests issued to SunCoke. The Partnership retained $7.0 million of the consideration to pre-fund SunCoke’s obligation to indemnify the Partnership for the anticipated cost of an environmental remediation project at Haverhill, which did not impact Partnership equity.

In addition, the Partnership assumed and repaid approximately $271.3 million of outstanding SunCoke debt and other liabilities, including a market premium of $11.4 million to complete the tender of certain debt. The market premium was included in the

Securities and Exchange Commission

August 25, 2014

Partnership’s net income in the three months ended June 30, 2014. In conjunction with the assumption of this debt, the Partnership also assumed the related debt issuance costs and debt discount which were included in the adjustments to equity related to the acquisition in the Consolidated Statement of Equity.

The Partnership funded the Drop-Down with $88.7 million of net proceeds from the sale of 3.2 million common units to the public, which was completed on April 30, 2014, and approximately $263.1 million of gross proceeds from the issuance of $250.0 million aggregate principal amount of the Partnership’s 7.375 percent Notes due 2020, through a private placement on May 9, 2014. In conjunction with the new senior notes, the Partnership incurred debt issuance costs of $4.9 million, $0.9 million of which was considered a modification of debt and was included in other operating cash flows in the Combined and Consolidated Statement of Cash Flows with the remainder included in financing cash flows. In addition, the Partnership received $5.0 million to fund interest from February 1, 2014 to May 9, 2014, the period prior to the issuance of the Notes. This interest was be paid to noteholders on August 1, 2014.

As Haverhill and Middletown were consolidated both prior to and subsequent to the Drop-Down, the only impact on our Combined and Consolidated Statement of Cash Flows was the related financing activities discussed above. In conjunction with the closing of the Drop-Down, the Partnership also increased its revolving credit facility (the “Revolver”) by an additional $100.0 million to $250.0 million and extended the maturity date of the Revolver from January 2018 to May 2019. The Partnership paid $1.8 million in fees related to the Revolver amendment, which was included in financing cash flows in the Combined and Consolidated Statement of Cash Flows. See Note 7.

The table below summarizes the effects of the changes in the Partnership’s ownership interest in Haverhill and Middletown on the Partnership’s equity:

	Three months ended	Six months ended
	June 30, 2014
Net income attributable to SunCoke Energy Partners, L.P.	1.2	14.4
Decrease in SunCoke Energy Partners, L.P. partnership equity for the purchase of an additional 33.0 percent interest in Haverhill and Middletown	(170.1)	(170.1)

Change from net income attributable to SunCoke Energy Partners, L.P. and transfers to noncontrolling interest	(168.9)	(155.7)

Securities and Exchange Commission

August 25, 2014

In submitting this response to the comment contained in the Staff’s letter dated August 13, 2014, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1934, or to Denise R. Cade at 630-824-1906, or to John DiRocco, at 630-824-1785.

Very truly yours,

SunCoke Energy Partners, L.P.

By	SunCoke Energy Partners GP LLC,
its general partner

/s/ Mark Newman
Mark E. Newman
Senior Vice President and Chief Financial Officer

cc:	Denise R. Cade (SunCoke Energy Partners, L.P.)

Fay West (SunCoke Energy Partners, L.P.)

Allison Lausas (SunCoke Energy Partners, L.P.)

John J. DiRocco, Jr. (SunCoke Energy Partners, L.P.)

Gillian R. Hobson (Vinson & Elkins L.L.P.)

Nudrat Salik (Securities and Exchange Commission)